Filed by Retail Properties of America, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Retail Properties of America, Inc.

Commission File No.: 001-35481

REFINITIV STREETEVENTS

EDITED TRANSCRIPT

Kite Realty Group Trust and Retail Properties of America Inc Strategic Merger Conference Call

EVENT DATE/TIME: JULY 19, 2021 / 12:00PM GMT

REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. ‘Refinitiv’ and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.	1

JULY 19, 2021 / 12:00PM GMT, Kite Realty Group Trust and Retail Properties of America Inc Strategic Merger Conference Call

CORPORATE PARTICIPANTS

Bryan McCarthy Kite Realty Group Trust - SVP of Marketing & Communications

John A. Kite Kite Realty Group Trust - Chairman & CEO

Steven P. Grimes Retail Properties of America, Inc. - CEO & Director

CONFERENCE CALL PARTICIPANTS

Alexander David Goldfarb Piper Sandler & Co., Research Division - MD & Senior Research Analyst

Christopher Ronald Lucas Capital One Securities, Inc., Research Division - Senior VP & Lead Equity Research Analyst

Floris Gerbrand Hendrik Van Dijkum Compass Point Research & Trading, LLC, Research Division - MD & Senior Research Analyst

Linda Tsai Jefferies LLC, Research Division - Equity Analyst

Michael Patrick Gorman BTIG, LLC, Research Division - MD & REIT Analyst

Michael William Mueller JPMorgan Chase & Co, Research Division - Senior Analyst

Peter William Hermann Robert W. Baird & Co. Incorporated, Research Division - Research Analyst

Richard Jon Milligan Raymond James & Associates, Inc., Research Division - Research Analyst

PRESENTATION

Operator

Good day, and thank you for standing by. Welcome to the Kite Realty Group Trust and RPAI Strategic Merger Conference Call. (Operator Instructions) I would now like to hand the conference over to your speaker today, Bryan McCarthy, Senior Vice President of Marketing and Communications. Please go ahead.

Bryan McCarthy Kite Realty Group Trust - SVP of Marketing & Communications

Thank you, and good morning, everyone. Welcome to the joint conference call to discuss the combination of Kite Realty Group and RPAI, which was announced earlier today. Some of today’s comments contain forward-looking statements that are based on assumptions of future events and are subject to inherent risks and uncertainties. Actual results may differ materially from these statements.

For more information about the factors that can adversely affect the company’s results, please see our SEC filings. In addition, we have posted an investor presentation on each company’s website that further discusses the transaction. And finally, given that this transaction is subject to approval of both Kite Realty Group and RPAI shareholders, we may not be able to answer all of your questions you might have today. We intend to file a joint proxy statement covering this transaction in the near future, and we urge all shareholders to carefully read it and any other relevant information that either company may file with the SEC.

On the call with me today are Kite Realty Group’s Chairman and Chief Executive Officer, John Kite; and RPAI’s Chief Executive Officer, Steve Grimes, as well as other senior members of both management teams. I will now turn the call over to John.

John A. Kite Kite Realty Group Trust - Chairman & CEO

Thanks a lot, Bryan, and good morning to everyone. Thanks for joining us on this monumental day for Kite Realty Group and RPAI. I’m pleased to have Steve with me on the call today to discuss the strategic merger between Kite Realty Group and RPAI. With the unanimous approval of both companies’ boards, we’re delighted to form a combined company that is well positioned to create long-term shareholder value.

Historically, our 2 companies embarked on similar and significant capital recycling efforts with the shared goals of improving portfolio quality, concentrating ABR in highly strategic growth markets and importantly, deleveraging the balance sheet. With the heavy lifting done on both sides and the current market environment rewarding the strength of open-air real estate, now is the perfect time to create a leading owner and operator of open-air shopping centers. The accomplishments of both companies set the foundation to join forces, forming a best-in-class portfolio of assets and establishing the fifth largest open-air shopping center REIT with a $7.5 billion total enterprise value.

The combination of our durable cash flows, operational best practices, organic growth profiles and external value creation opportunities will propel us into the next level in every key portfolio metric.

REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. ‘Refinitiv’ and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.	2

JULY 19, 2021 / 12:00PM GMT, Kite Realty Group Trust and Retail Properties of America Inc Strategic Merger Conference Call

Prior to COVID, the retail apocalypse headlines lingered despite solid operations. Entering a post-COVID world, one thing is for certain. The retail apocalypse narrative was unwarranted. In fact, open-air shopping centers are thriving. Tenant demand and leasing volumes remain strong for both companies. Retailers and consumers continue to realize the amenities and ease that open-air shopping centers offer.

Whether consumers utilize ship from store; curbside pickup; buy online, pick up in store; or the in-store experience, brick-and-mortar locations have proven to serve as the cure to the last-mile dilemma faced by retailers. One thing that became evident during the pandemic is that consumers have solidified their use of physical locations as both a last-mile shopping destination and a fulfillment center. Retailers have taken notice and demand has accelerated for the high-quality real estate that our respective companies own.

Before I go further into the benefits of the combination, I want to discuss the mechanics. The merger will be 100% stock for stock with each RPAI common share converted to 0.623 of newly issued KRG common shares.

On a pro forma basis, KRG shareholders will own approximately 40% and RPAI shareholders will own approximately 60%. KRG anticipates assuming all of RPAI debt and has obtained a financing commitment to provide a $1.1 billion term loan bridge facility in the event certain debt consents cannot be obtained prior to the closing of the transaction. The transaction is expected to be immediately accretive to earnings and will produce a top-tier balance sheet. We expect to realize initial cash expense synergies of $27 million to $29 million.

Pro forma for expected synergies, leverage for the combined company is expected to be approximately 6.0x. As one of the top 5 shopping center REITs, our increased size and scale will translate into a variety of capital markets and operational benefits. The combined company will have more financing options and allow larger equity investors to become shareholders given the increased liquidity. Both of these facts should ultimately lead to a lower cost of capital, which will in turn allow us more opportunities to grow in an accretive fashion.

We believe the transaction will provide immediate financial benefits, but just as important is the combination of our exceptional real estate portfolios, operational efficiencies and long-term strategic advantages. The combined portfolio is located in strong high-growth markets with sector-leading metrics. Nearly 40% of the combined ABR will be located in the high-growth states of Texas and Florida and 70% of the combined ABR will come from centers with a grocery component.

We will continue to have the largest exposure in the open-air sector to warmer, cheaper markets at nearly 60% of our ABR. While at the same time, having a meaningful presence in strategic gateway markets such as Seattle, Washington, D.C. and New York. Together, we will have 185 operating properties, approximately 32 million square feet of owned GLA and an average base rent of $19.29 per square foot. The combined company will also have more diverse retail property offerings allowing us to deepen and expand our tenant relationships.

Regarding our tenants, no one tenant represents more than 2.4% of our ABR. As you know, we are proud of our portfolio, and we’ve worked hard to improve it over the years. The same can be said for RPAI. We’ve toured 90% of RPAI’s properties over the past several weeks and we’re very impressed and excited about what Steve and his team have accomplished. Bottom line is they own great real estate, and we see significant upside potential.

As many of you know, KRG scaled back its development pipeline in 2019 as we executed Project Focus to ensure we had an appropriate level of leverage and cash flow. Conversely, pre-pandemic, RPAI had completed their portfolio repositioning and was actively developing a variety of value-enhancing opportunities and entitling future mixed-use development sites. These complementary approaches will create what we believe to be a right-sized pipeline for the combined company. KRG’s senior management team has been active in development and construction for over 35 years, over which time we’ve developed many types of real estate through various market cycles. This knowledge and experience will be invaluable as we assess the tremendous development opportunities of our combined companies.

We are excited to dig into the pipeline and determine the best path forward for these potential projects to maximize value. Our development strategy will be measured with a focus on risk-adjusted returns while maintaining a bulletproof balance sheet.

REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. ‘Refinitiv’ and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.	3

JULY 19, 2021 / 12:00PM GMT, Kite Realty Group Trust and Retail Properties of America Inc Strategic Merger Conference Call

Finally, the combined balance sheet will be one of the best in the sector. The quality of the balance sheet and the increased free cash flow will allow us to take advantage of any and all opportunities that may arise in the future. Both companies have investment-grade ratings. And with our increased scale, we’re hoping to further improve the company’s credit rating. We will be definitely operating the combined company from a position of strength. I look forward to working with the RPAI team, and I want to thank both KRG and RPAI teams for their tireless efforts to get to this point. I firmly believe the future of the combined company is uniquely positioned to outperform, and we could not be more excited about this opportunity. It’s now my pleasure to hand it over to Steve to share his thoughts on the merger. Steve?

Steven P. Grimes Retail Properties of America, Inc. - CEO & Director

Thank you, John, and good morning, everyone. We are thrilled to be a part of this strategic merger, which will create a top 5 open-air shopping center REIT. We have successfully built a strong company with well-located assets in some of the best high-growth markets in the United States. We, as a team, are extremely proud of what we have accomplished since our initial listing in 2012.

Joining forces with Kite Realty Group is the right long-term decision for our company in order to continue the creation of long-term value for our shareholders. Similar to KRG, we believe the complementary geographic footprint formed by the combined company will instantly improve portfolio quality and provide additional opportunities to attract leading retailers. Given the previously completed heavy lifting on both sides, I have no doubt that the new company will hit the ground running. From a growth standpoint, there is a lot of work to be done, and I’m confident the KRG management team is up to the task.

As we look ahead to a combined company with lower cost of capital and stronger portfolio with embedded growth opportunities, we and our Board believe this is the best long-term decision for our shareholders. Before I pass the call back to John, I want to thank the entire RPAI organization for their commitment to the company, and I am grateful for the courage and graciousness you will all undoubtedly demonstrate when embracing this next phase. I am proud of what we have accomplished. I am proud of our shared vision. I am proud of the culture we have fostered. As we move forward, I am confident KRG is the right partner to take the combined company to new heights.

With that, I’ll turn the call back over to you, John.

John A. Kite Kite Realty Group Trust - Chairman & CEO

Thanks, Steve. And again, we’re very excited about this immediately accretive opportunity to combine our 2 strong companies, creating a top 5 open-air shopping center platform. As displayed in today’s investor presentation, we believe this transaction creates a virtuous cycle of benefits that will continuously drive shareholder value. And again, thank you for everyone for joining the call today.

But before I turn the call back over to our operator for questions, please note that this transaction is subject to approval of KRG and RPAI shareholders, so we may not be able to answer all the questions you might have today. We will file a joint proxy statement that will contain additional information about the proposed transaction.

So with that, operator, that concludes our prepared remarks, and we are ready for questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Our first question comes from Floris Van Dijkum with Compass Point.

Floris Gerbrand Hendrik Van Dijkum Compass Point Research & Trading, LLC, Research Division - MD & Senior Research Analyst

Congratulations on the transaction announcement. I think there’s a lot of strategic benefits. It’s seldom that shopping center investors get hit with a transaction that seems to make a lot of sense on paper. Steve, in particular, kudos to you for bringing this over the line. Typically, the critique we hear from shopping center investors is that management, obviously, is the biggest impediment to getting a deal done. So congratulations on bringing this over the line. Maybe can you talk a little bit about how the deal came together?

REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. ‘Refinitiv’ and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.	4

JULY 19, 2021 / 12:00PM GMT, Kite Realty Group Trust and Retail Properties of America Inc Strategic Merger Conference Call

Steven P. Grimes Retail Properties of America, Inc. - CEO & Director

Sure. I’ll take a shot first and then if John wants to chime in. Yes, John and I have known each other for years, I would say, dating back to several years ago pre, even, IPO. And conversations that we’ve had over time, just being Midwest guys who have a lot of familiarity and similarity in terms of our operational styles and, ultimately, the portfolios we’ve created. We’ve had dialogue over the years, not necessarily specific of this nature. But as we look to coming out of COVID and the opportunity set for both companies, conversations did increase and obviously led us to this point.

The timing is pretty compelling. And if you think about it, when you think about the merits of the deal and all that information is out there on the joint presentation, the question of why now may come up. And many of you know that over the years, I’ve talked about M&A and that I do believe that there needs to be fewer players in the space and that scale really does matter.

Furthermore, I’ve stated that with balance sheets fixed and portfolios cleansed, combinations of this nature need to make strategic sense. So as you have time to digest the release and the presentation, you will see very clearly the strategic merits of this combination. So wrapping all this together, our collective balance sheet is in great condition. Portfolio cleansing is for the most part complete. And our collective strong rebound from COVID and value-add expansions makes this deal timing ripe for the opportunity to grow together with scale in a very meaningful way. And yes, it may seem to have come together very quickly, but I think it’s the right transaction for both sets of shareholders.

John A. Kite Kite Realty Group Trust - Chairman & CEO

Yes. I mean, look, I can’t add a lot to that, Floris. That was, I think, excellent and really does paint the picture that we’ve been talking about for a while here. And I think as Steve just said very eloquently, this was a very unique situation where this combination, and we strongly believe that 1 plus 1 is 5 here. The things that we’ve both done historically to get us to this point, it just matched up very, very strongly. I think you do need to spend some quality time with the investor presentation, and you will see in there that you really just can’t find a particular part of it that doesn’t make sense. And we’re super excited.

I think culturally, it’s a really big deal. As Steve said, we’ve known each other for a long time, and we have very similar kind of outlooks on this business. And I’m very excited to have Steve as a partner. And we’re going to take — we’re absolutely taking the combined company to the next level. And with our kind of track record in development, our track record in operations, I think we can bring a lot to the table to really increase the value going forward. And also, most importantly, against a much bigger company, a much bigger platform such that not any one thing is going to be material as it is today. So this is really just a great opportunity and great timing.

Floris Gerbrand Hendrik Van Dijkum Compass Point Research & Trading, LLC, Research Division - MD & Senior Research Analyst

Maybe if you can follow up, you are now — this brings you into 2 new markets, 2 key markets, D.C. and Seattle. Maybe if you can comment on that. And also, I guess, one of the questions that some people might have is in terms of the development, particularly the development pipeline for RPAI was quite a bit bigger than it was for — at least pre-COVID was substantially bigger than it was for KRG. If you can talk about how you think about the development going forward...

John A. Kite Kite Realty Group Trust - Chairman & CEO

Sure. Well, let’s start with the markets. And it’s why I mentioned that we’ve toured 90% of these properties. So — and I think you know we really view ourselves as old-school real estate people, very focused on the dirt, and it’s exceptional. And I can tell you, everywhere we went, we came away from that feeling really good. You mentioned a couple of the markets. But remember that as we said in the preamble there, 40% of our revenue is Texas and Florida. I mean, for example, just looking at Texas, Dallas, Houston, Austin, San Antonio, those markets are about 25%. So yes, we are entering new markets such as Seattle and D.C. that you mentioned and New York.

And I can tell you from our tours, being in the Seattle suburbs a few weeks ago on a midday week, I mean these properties are humming, very well located, very well positioned, definitely have some upside, so we are very, very excited about that. And by the way, we have been in Seattle previously when we were private. We did a lot of build-to-suit development in Seattle and Portland, but this is just Seattle. So we’re very happy with that. And it’s a strategic gateway market in our mind, and it’s very complementary. And I’ll talk about each one of these. Same can be said about Washington, D.C., the D.C./Baltimore market, extremely important. This is where retailers — retailers, frankly, customers — our customers, they want us to have multiple opportunities for them right now. They are expanding. They are doing

REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. ‘Refinitiv’ and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.	5

JULY 19, 2021 / 12:00PM GMT, Kite Realty Group Trust and Retail Properties of America Inc Strategic Merger Conference Call

well in the open-air platform. And now, as you can see in our investor presentation, we have essentially 6 product types, well balanced. But the majority of the revenue comes from community and neighborhood shopping centers, but we supplement it with the mixed-use and lifestyle.

So I think from a customer perspective, Floris, that’s very important. And I could say the same. We talked about Seattle and D.C. We were in New York a couple of weeks ago. And as you well know, being there and visiting and others on the phone who live there, I mean we were in Long Island a few weeks ago, you couldn’t even move in terms of how busy these properties were.

So this is a great, great merger of real estate. It puts together really good real estate with really good growth opportunities. So I just — I couldn’t feel better about that. In terms of the development, as I said in the call, I mean, we — Tom and myself and many others in this business in our company here, we’ve been doing this for 35 years. We started, as you know, in the construction business and moved into development.

So this is a perfect combination as it relates to that because we have that experience. And one thing a lot of people don’t have is the construction experience that we have. And that’s very important with a pipeline like this. And I think we bring that legacy to bear here. And that’s why I said we’ll be measured as well because we’ve been there and done that. We know when — I used to say, no one brings you a crappy pro forma and says, let’s do this deal. Every pro forma looks good.

So we have that experience, and we have that knowledge of being involved in those deals that didn’t work out, right? So I think we have a very good sense of that. And after we visited these properties and looked at this pipeline, we felt very good about the strategic upside there. So I think, look, don’t take it the wrong way that we’re saying we’re going headlong into development. We’re going to have a measured pipeline for a $7.5 billion enterprise. That’s the beauty of this. It’s our development legacy and history and knowledge against a much bigger company to support that pipeline and to have a bulletproof balance sheet. So I’d tell you what, the 2 things you brought up are 2 of the things we’re most excited about.

Operator

Our next question comes from Alexander Goldfarb with Piper Sandler.

Alexander David Goldfarb Piper Sandler & Co., Research Division - MD & Senior Research Analyst

So John, first question is, you’ve spent the past 5-plus years on doing a lot of the acquisitions that you guys have done previously. You guys have won a lot of praise by focusing on balance sheet and cash flow growth. You simplified the portfolio. You guys performed well during COVID. I’m not sure that it’s been proven that bigger is necessarily better from a number of your peers. And I think even you guys have spoken about when you buy a whole portfolio, you get the cats and the dogs, whereas really what you want is, I guess, whichever pet you prefer, you either want dogs or you want cats. So how are we supposed to look at you guys buying a bigger portfolio? And how are investors going to get comforted that this time it’s different, whereas before, the company had maybe bought stuff that in hindsight wished it hadn’t?

John A. Kite Kite Realty Group Trust - Chairman & CEO

That’s a great question, Alex. And bigger is not better, better is better. So this combination is very strong. And I think when you look at the metrics and you look at the investor presentation and get the chance to spend some time with it, you’ll see that. We absolutely did not look at this in terms of size other than the benefits of the scale that we mentioned. This is a real estate transaction. And yes, we’ve done other real estate deals in the past where we did unwind some of the acquisitions that — some of the properties that we bought.

When you look at the strength of this portfolio and the heavy lifting that both companies have done, as an example, when you look at RPAI from the IPO to now, I mean they sold $3 billion of assets and invested $2 billion of that back. And that $2 billion they bought was very high quality.

This combination, Alex, is what we needed in terms of what our customer wants. I mean we all get so focused on metrics, we are focused on our customer. And this combination of assets, we know that our customer is going to be very excited about, right? So yes, I mean, there is no 100% perfect deal where every single thing is perfect. But I would say this is like 99.5%. I mean we — I think we’ve at least earned the credibility of our real estate acumen over these years. And that’s why we go after this stuff hard. We toured 90% of these properties. That was not easy in the period of time that we did that. And we spent quality time. We didn’t just drive there and leave.

REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. ‘Refinitiv’ and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.	6

JULY 19, 2021 / 12:00PM GMT, Kite Realty Group Trust and Retail Properties of America Inc Strategic Merger Conference Call

I mean we spent like 4 days in Seattle, 4 days in D.C. So I will tell you, it’s a great question. It’s extremely valid. And down the road, would this combined company be in a position because of its strength and free cash flow to sell assets and reinvest? Of course, they would, but we would do that accretively. Both of us have done that balance sheet improvement that puts us in a position today to not do things dilutively but to do things accretively.

I mean the free cash flow alone, Alex, will enable us to have significant amount of firepower that we can reinvest with the cash. So — and I think that’s important with the development pipeline, and that’s important with future acquisitions. So again, I think totally get the question, and we have seen other situations where people do bigger to be bigger, this ain’t one of them. I mean this really is better to be better.

Alexander David Goldfarb Piper Sandler & Co., Research Division - MD & Senior Research Analyst

Okay. The second question is, just following up on development. Clearly, the market sentiment on development has changed pre-credit crisis to now. You obviously have construction costs. You have material shortages. I mean everything today is sort of the antithesis of when you guys went public and development was all the rage. With that in mind, and I know that you said you’d be prudent and disciplined, should we think about it as just maybe a few projects like 2 or 3 ground-ups? Or when you guys are talking about development pipeline, it’s really redevelopments, meaning taking existing centers, knocking down half of it and redoing something? Just trying to get scope. Again, going to the legacy of Kite, when you guys went public, you went outsized in development. I doubt you’re going to ever do that again. But just trying to get a sense for the type of pipeline that you’re looking at and how you think about the number of projects underway at any one time.

John A. Kite Kite Realty Group Trust - Chairman & CEO

Yes, absolutely. Great question. I mean if you look at both company supplementals and then you look at our investor presentation, you’ll see the disclosure in the investor presentation on the active developments. And I think the spend — remaining spend on the active developments is less than $100 million. So that’s the active development. And again, that’s against a $7.5 billion enterprise. So that’s pretty manageable. And most of them are almost — are on the way to being finished. But then there’s the pipeline, right? There’s the entitlements, the zoned property. And I got to tell you, Steve and his team have done a phenomenal job of putting these properties in a position for us to harvest the future value. But we can do it on our own schedule, and we can do it on our own kind of methodology, Steve and us as partners looking at what makes sense here. That’s the point I’m trying to make, Alex.

Back in the day when we did get over our skis in development, we were way too leveraged, okay? So now we are the opposite of that, and we’re never going to go back there. Steve and I have had long conversations about that. We both believe strongly that development is an important part of value enhancement. But we’ve got to have free cash flow, and we got to have a bulletproof balance sheet.

So I think over time, Alex, we will continue to do that in a measured way, always looking to be very careful around it. But look, if you want to grow, and we do want to grow and we want to grow cash flow, this is an excellent alternative to buying something at a low yield. So we’re going to combine those efforts. So I think what I would say is, our experience there, having been in that position that you talked about really sets us up well to be smart about this, to do good projects. But when we look at the pipeline for both of us and also the redevelopment opportunities, we’re always going to be looking at our free cash flow and our balance sheet first.

Operator

(Operator Instructions) We have a question from Michael Gorman with BTIG.

Michael Patrick Gorman BTIG, LLC, Research Division - MD & REIT Analyst

John, I was wondering if you could just talk a little bit about understanding kind of the quality of the real estate and touring the assets. When you look at the combination in terms of the grocer component in the portfolio and in terms of the exposure to some of the markets

REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. ‘Refinitiv’ and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.	7

JULY 19, 2021 / 12:00PM GMT, Kite Realty Group Trust and Retail Properties of America Inc Strategic Merger Conference Call

that you’ve been highlighting, the warmer, cheaper stuff that you’ve been talking about as quality and things that outperformed during COVID, how do you think about a little bit of a strategic rotation here to less grocer exposure and less exposure to those warmer and cheaper markets? How did you approach that when thinking about the portfolio?

John A. Kite Kite Realty Group Trust - Chairman & CEO

Great question. And it was one of the most important things that we studied, and I talked about it a little bit in terms of the marriage of these 2 portfolios. And I think a lot that we were talking about around here was this idea that warmer, cheaper meets strategic, right? These are — these markets that we talked about, which, as you — when you look in the investor presentation, there’s a pretty good map in there on Page 8, you’ll get a sense of that when you look at that map, and you’ll get a sense of, look, we didn’t — we doubled down when you look at it on warmer, cheaper. We added 10 million square feet in that category that we define as warmer, cheaper, which is why I mentioned that 40% of the revenue was Texas and Florida, 25% of the revenue is the major cities in Texas, the portfolio that we have throughout Florida and throughout the Carolinas, the portfolio that they have in Atlanta. So I realize on a percentage basis, it dropped, but the bottom line is we still exceed everybody else in our space in that defined category.

Also, South and West is like 2/3 of our revenue. But it is complemented by Seattle, Washington, D.C., New York. And these — look, for better or worse, these markets aren’t going anywhere. I think there’s going to be a bit of a rotation. We think we’re getting into this at the perfect time as there’s a rotation back, maybe to normalcy. And look, I know there’s a lot of news right now about things spiking up again. But the reality is, right now, that — we don’t see that occurring. We don’t see shutdowns happening. So we think we’re pivoting into these different product types at the perfect time. And again, as I mentioned, our customers — they aren’t one dimensional. They want a lot of optionality. They want a lot of options. So when you look at the various product types, and we have a page on that in the investor presentation as well, we think it’s really well balanced.

So I think actually, this — and again, that’s why you just — that’s why when you study a deal like this, very few actually make sense. This made lots of sense from a real estate perspective. And I’m glad you asked it because this is a real estate deal above all. It’s a real estate deal. And we love that, we love that combination, and we feel like we’re hitting it at the exact right time.

Michael Patrick Gorman BTIG, LLC, Research Division - MD & REIT Analyst

Okay. Great. That’s helpful. And then just one on the financial side. I’m curious, as you were pursuing the transaction or maybe just even before the transaction as you met with investors, do you have a pretty good sense of — or did you get a lot of feedback that there’s a large base of investors out there that are interested in the Kite story and interested in the potential growth, especially coming out of COVID that didn’t feel comfortable accessing the shares because of the liquidity? It’s something you’ve mentioned a few times here about the scale. I’m just wondering the confidence level that you have that this unlocks a different kind of class of investors that now access the story.

John A. Kite Kite Realty Group Trust - Chairman & CEO

Yes. I mean absolutely, yes. I mean we’ve been in multiple meetings with major investors over the years who have mentioned, look, I just can’t take a big enough position in the stock to have it make a difference. And I think particularly today, when the dedicated investor is under much more pressure relative to passive investors and they need to outperform.

So in order to do that, you need to have a significant position and they just felt like particularly in KRG’s case, that, that was tough to do. Now obviously, we had a lot of people that did own the stock who performed well. We’ve done well over the last few years. But I think this just opens us up to a much broader universe. And that’s just one thing that was a reason not to own us that’s gone. So I think now being a top 5 platform, it puts you in a whole another level. And the liquidity in the debt markets is also important there. It’s not just equity. It’s the debt markets. I mean that’s why we talked about cost of capital coming down. And look, that is not the reason to do this deal at all. It is a byproduct, it is a benefit of the deal. The reason to do the deal is because of the complementary real estate, the value that we see in the portfolio, the upside that we see both in short-term leasing and long-term value creation.

And most importantly really, the cultural synergy that we have together that I don’t think — I think people underestimate the importance of that because this is one company now when we hopefully close the deal in the near future, it’s one company, one culture, one goal, right? And if that doesn’t get off to a good start, that’s tough to do. And I’ve seen people do these deals, and they just are too different intheir thought processes and the cultures that are in the companies. And Steve mentioned that in his really great opening. So again, that’s not why we do the deal, but it is a great benefit of doing the deal.

REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. ‘Refinitiv’ and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.	8

JULY 19, 2021 / 12:00PM GMT, Kite Realty Group Trust and Retail Properties of America Inc Strategic Merger Conference Call

Operator

Our next question comes from Chris Lucas with Capital One Securities.

Christopher Ronald Lucas Capital One Securities, Inc., Research Division - Senior VP & Lead Equity Research Analyst

Congratulations to both management teams for getting this done. So just a couple of smaller questions, a lot of the big topics have been hit. But your board size moves to 13. It’s a pretty large board. How should we be thinking about the — 2 things. You know and can you share with us who the Board members will be coming over from the RPAI side to join the combined entity? And then secondarily, sort of what is your long-term view on the board size?

John A. Kite Kite Realty Group Trust - Chairman & CEO

Sure. Well, to the first part, Chris, I mean, we are — there will be further information obviously filed in the proxy that will answer some of that, and even some things will be filed in an 8-K later today. But in terms of the board size, yes, 13 is a little on the larger side, but we are now a $7.5 billion enterprise. I think it was very important to the culture that I just mentioned that we have the right kind of combination there.

And candidly speaking, it was very important to me that Steve joined the Board. So even though we haven’t put out that information, I’ll say that. It was very important to me from a partnership perspective and from an institutional knowledge perspective that, that happened. And then the other Board members, I think, will bring that as well. So yes, it’s a little on the larger side but very manageable. And I think it’s very important to a combination like this to be successful.

Christopher Ronald Lucas Capital One Securities, Inc., Research Division - Senior VP & Lead Equity Research Analyst

Okay. And then I don’t know if you can comment further. You talked about the accretion of the transaction. You haven’t actually given us any sort of sense as to how much, I don’t believe. So can you give us a sense as to what that is? Is it a couple of pennies? Or is it 5%, 10%? What should we be thinking about?

John A. Kite Kite Realty Group Trust - Chairman & CEO

Yes. I mean it’s early to get specific with that, Chris. I think when you look at the numbers and you look at the cash, remember, we only pointed out the cash synergies of approximately $28 million. So you can kind of do some math around that. I mean let’s just say it’s not insignificant, the accretion. But it’s early. We have work to do together. There will, obviously, be also GAAP — there will be GAAP adjustments that will make it more accretive than just the synergies with the $28 million and then the 2022 impact of lease-up, et cetera. So we think it looks very positive right now, but we’ll talk a lot more about that when we close.

Christopher Ronald Lucas Capital One Securities, Inc., Research Division - Senior VP & Lead Equity Research Analyst

Okay. And then my last question relates to just sort of the ownership split at the time of the merger is going to be 40-60. Are there any tax implications for shareholders because you’re — because KRG, I guess, is going to be the surviving entity. It’s a smaller entity, so just maybe is there anything that we should be aware of?

John A. Kite Kite Realty Group Trust - Chairman & CEO

Any tax implications to the KRG shareholders? No, again...

Christopher Ronald Lucas Capital One Securities, Inc., Research Division - Senior VP & Lead Equity Research Analyst

Yes, or just in general? Just in general.

John A. Kite Kite Realty Group Trust - Chairman & CEO

No, I think — I don’t think so, Chris. And again, when you see the 8-K that’s filed later today, it will cover this. It’s a tax-free transaction. So, should be no implications there.

REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. ‘Refinitiv’ and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.	9

JULY 19, 2021 / 12:00PM GMT, Kite Realty Group Trust and Retail Properties of America Inc Strategic Merger Conference Call

Operator

Our next question comes from Peter Hermann with Baird.

Peter William Hermann Robert W. Baird & Co. Incorporated, Research Division - Research Analyst

Just one for me. With RPAI’s future asset integration into the KRG portfolio, are you looking to reduce exposure to any particular markets? And should we expect an uptick in dispositions in future quarters?

John A. Kite Kite Realty Group Trust - Chairman & CEO

No. I mean, I think, as I said earlier in the call, look, we’re obviously, combined, the size of a company that will definitely be looking at the composition of its portfolio. We’ll definitely always be looking to improve that composition. There isn’t something planned immediately. That said, Steve and I have talked a lot about the strength of the combination and the strength of the portfolio and making it better. The goal there is when we would do something, when we would dispose of something, the goal would be to be doing that in an accretive manner, certainly at least in a neutral manner because both of us have already gone through that. Both of us did that heavy deleveraging through asset sales. And so that candidly is one of the other great parts of the combination is that we’re in that position now that anything we do going forward, and I’m sure we will do some things going forward, will be done in a very thoughtful way in terms of growing our cash flow. So really excited actually about that opportunity.

Operator

Our next question comes from Linda Tsai with Jefferies.

Linda Tsai Jefferies LLC, Research Division - Equity Analyst

Just in terms of the immediate accretion, do you need all or some of the $27 million to $29 million to get the immediate accretion? And then how long would it take to realize like 100% of it?

John A. Kite Kite Realty Group Trust - Chairman & CEO

Linda, no, we do not need all of it for immediate accretion. Obviously, there’s going to be some consolidation at the top of the senior management teams that would make the deal accretive. But yes, I mean, to get full benefits of the synergies, that takes some time like it does in all these deals. So when we talk about that down the road, and when we — and obviously, that’s why we’re not saying today exactly what the number is because we need some time to work on that. But as we said, it’s not insignificant. And I think that we feel good about that.

Again, part of that is just operational efficiencies as well. I mean, realize that from a — just look at NOI margin. When you look at our NOI margin versus RPAI’s, there’s some opportunity to increase that. There’s overlap in a lot of these markets. It’s why I mentioned 40% of the revenue is Texas and Florida. That — certainly, Texas is a significant overlap for both of us.

Dallas is the #1 market with 17% of our rent, and we’re both in Dallas. So there will be synergies there as well. But a long answer to — no, we don’t need all of it for it to be accretive, but we anticipate that happening.

Linda Tsai Jefferies LLC, Research Division - Equity Analyst

And then just one follow-up. When you look at your anchor opportunities in Kite on a stand-alone basis, I know you guys talked about — a lot about the big box surge. Does this merger with RPAI change the outlook in terms of lease-up or potential redevelopment?

John A. Kite Kite Realty Group Trust - Chairman & CEO

No. I mean based on the 2 different companies, platforms, actually, their anchor leased percentage is a bit higher than ours right now. And that’s mainly because we had a bigger exposure to Stein Mart. So that hit our anchor occupancy more than RPAI’s. So the upside is there. I mean, if you look at our investor presentation, you’ll see that we had laid out the significant NOI upside. They have the same. So it’s actually better, frankly, from that perspective. They have that NOI upside. The composition is slightly different. It’s why we spent so much time in the real estate in the trenches, really getting into it. And that’s — I hope it’s coming through how excited I am and our team is to get on that as fast as possible.

REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. ‘Refinitiv’ and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.	10

JULY 19, 2021 / 12:00PM GMT, Kite Realty Group Trust and Retail Properties of America Inc Strategic Merger Conference Call

And again, best practices from both companies, getting the best people involved. And I cannot underscore the timing. Despite whatever is going on in the markets and the news, et cetera, the open-air retail real estate is where it’s at right now. And our customers want to be there and they want to grow. And this combination of our portfolios, we are going to go into these portfolio meetings with a little click in our step because we have a lot to do. And we have some awesome real estate to get leased.

Operator

We have a question from Mike Mueller with JPMorgan.

Michael William Mueller JPMorgan Chase & Co, Research Division - Senior Analyst

I was wondering, can you talk a little bit about how you see the cap rate on the transaction? And then how you thought about the NOI with the reserves and kind of what NOI that’s based on?

John A. Kite Kite Realty Group Trust - Chairman & CEO

Sure. I mean, I’ll talk from my perspective, Mike. Look, this — I will tell you that the spot cap rate was really not one of the most material things we were looking at in the combination in terms of landing on the exchange ratio. And I don’t want to speak for Steve, but in terms of our underwriting of the portfolio, it was really an NAV exercise. And that’s obvious because basically coming out of COVID with the reduced occupancy, the development pipeline, our redevelopment activity, so it really wasn’t the material metric. But what was, was trying to land on fair value and NAVs for both companies, which we both did a lot of work around. And that’s how we ended up with the 0.623 exchange ratio, Mike. So it wasn’t really driven by a spot cap rate, if that makes any sense to you.

Michael William Mueller JPMorgan Chase & Co, Research Division - Senior Analyst

Yes. Okay. Can you put a cap rate out there, though, in terms of what you think it is (inaudible)

John A. Kite Kite Realty Group Trust - Chairman & CEO

I mean — look, I’m hesitant to do anything, but it’s probably like a 6 range, mid-6 range, something. But that’s — again, it is really not the most relevant factor to the deal because of where both sides are in the occupancy, the development pipeline. And look, this is not a plug-and-play deal. This is a complicated thing to execute upon where you really want an operator with the experience that we have, the development history, the legacy that we have to try to kind of pull full value out in the future. So that’s kind of how we looked at it. Steve, I don’t know if you want to add to that at all.

Steven P. Grimes Retail Properties of America, Inc. - CEO & Director

No, I think you pretty much covered it. I think the only thing I would say is that when you talk about NAV, it was a relative NAV exercise. And just to remind you, Mike, this is a strategic merger. This — it takes on a different meaning in terms of what this means to the shareholder base. So I agree with John, spot cap rates don’t really mean much, especially when you look at relative NAVs and, obviously, the growth potential together being bigger. So you grow into something that is a lot more meaningful. And it will take time to get us there, but the transaction makes sense on all levels. And again, spot cap rate, I don’t think, is a primary driver for this transaction.

Operator

(Operator Instructions) Our next question comes from R.J. Milligan with Raymond James.

Richard Jon Milligan Raymond James & Associates, Inc., Research Division - Research Analyst

Congratulations on the transaction. Just a follow-up on Mike’s question on the cap rate. And I can understand that you don’t necessarily — aren’t looking at the spot cap rate, but that probably implies that the expectations for outsized same-store NOI growth. And I’m just curious what your outlook is for same-store NOI growth as we move into next year and maybe the next couple of years?

John A. Kite Kite Realty Group Trust - Chairman & CEO

Yes, R.J. I think it’s too early for us to kind of say what the combined same-store NOI growth is obviously. And as you know, we’re currently not guiding to any kind of same-store NOI growth. But I mean, I think the answer is what I’ve said before, when you look at 2022, it’s going to be better than ‘21, and 2023 is going to be better than 2022. I mean there’s a lot going on here in terms of the lease-up opportunities, the value creation opportunities, so I’m very convinced that the combination creates a better growth profile. But I think it’s too early to comment on what to be real specific about that.

REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. ‘Refinitiv’ and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.	11

JULY 19, 2021 / 12:00PM GMT, Kite Realty Group Trust and Retail Properties of America Inc Strategic Merger Conference Call

Operator

Thank you. And there are no other questions in the queue. I’d like to turn the call back to Mr. John Kite for closing remarks.

John A. Kite Kite Realty Group Trust - Chairman & CEO

Okay. Well, again, thank you, everyone, for joining us today. As I hope you hear, both Kite Realty Group and RPAI are extremely excited to announce this transaction. We’re extremely excited to execute on it. I’m personally very excited to partner with Steve to take the combined company to the next level. The real estate is phenomenal. The combination in that regard couldn’t be better, and we’re super excited to bring everything to bear to create long-term shareholder value here. So thank you all for joining us today, and we look forward to talking to you in the near future.

Steven P. Grimes Retail Properties of America, Inc. - CEO & Director

Thanks, everybody.

Operator

This concludes today’s conference call. Thank you for participating. You may now disconnect.

DISCLAIMER

Refinitiv reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Briefs are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT BRIEFS REFLECTS REFINITIV’S SUBJECTIVE CONDENSED PARAPHRASE OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES REFINITIV OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT BRIEF. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

©2021 Refinitiv. All Rights Reserved.

REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. ‘Refinitiv’ and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.	12

JULY 19, 2021 / 12:00PM GMT, Kite Realty Group Trust and Retail Properties of America Inc Strategic Merger Conference Call

Forward Looking Statements

This communication contains certain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Retail Properties of America, Inc. (“RPAI”) intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and includes this statement for purposes of complying with the safe harbor provisions. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may,” “projects,” “could,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words. Forward-looking statements include, but are not limited to, statements related to the anticipated merger with KRG and the anticipated timing and benefits thereof; and other statements that are not historical facts. These forward-looking statements are based on RPAI’s current plans, objectives, estimates, expectations and intentions and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with: the possibility that the proposed transaction is not completed on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary shareholder approvals and satisfaction of other closing conditions to consummate the acquisition; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed transaction; risks related to diverting the attention of RPAI and KRG management from ongoing business operations; failure to realize the expected benefits of the acquisition; unexpected costs or liabilities relating to the proposed transaction; the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay; the risk that RPAI’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the acquisition; effects relating to the announcement of the acquisition or any further announcements or the consummation of the acquisition on the market price of KRG’s common stock or RPAI’s common stock; the possibility that, if KRG does not achieve the perceived benefits of the acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of KRG’s common stock could decline; general adverse economic and local real estate conditions; the inability of major tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; increases in interest rates; foreign currency exchange rates; increases in operating costs and real estate taxes; changes in the dividend policy for KRG’s common stock or preferred stock or KRG’s ability to pay dividends; impairment charges; unanticipated changes in the company’s intention or ability to prepay certain debt prior to maturity and/or hold certain securities until maturity; adverse effects of pandemics or other health crises, such as coronavirus disease 2019 (COVID-19); and other risks and uncertainties affecting KRG and RPAI, including those described from time to time under the caption “Risk Factors” and elsewhere in KRG’s and RPAI’s Securities and Exchange Commission (“SEC”) filings and reports, including KRG’s Annual Report on Form 10-K for the year ended December 31, 2020, RPAI’s Annual Report on Form 10-K for the year ended December 31, 2020, and future filings and reports by either company. Moreover, other risks and uncertainties of which KRG or RPAI are not currently aware may also affect RPAI’s forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by RPAI on its website or otherwise. RPAI undertakes no obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

Important Additional Information and Where to Find It

In connection with the proposed transaction, KRG will file with the SEC a registration statement on Form S-4, which will include a document that serves as a joint proxy statement/prospectus of KRG and RPAI. A joint proxy statement/prospectus will be sent to all RPAI stockholders. Each party also will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KRG, RPAI AND THE PROPOSED TRANSACTION.

REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. ‘Refinitiv’ and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.	13

JULY 19, 2021 / 12:00PM GMT, Kite Realty Group Trust and Retail Properties of America Inc Strategic Merger Conference Call

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov. Documents filed with the SEC by KRG also will be available free of charge by accessing KRG’s investor relations website at http://ir.kiterealty.com/ or, alternatively, by directing a request to Investor Relations, Kite Realty Group Trust, 30 S. Meridian Street, Suite 1100, Indianapolis, IN 46204 and documents filed with the SEC by RPAI also will be available free of charge by accessing RPAI’s website at www.rpai.com under the heading Invest or, alternatively, by directing a request to RPAI at ir@rpai.com or 2021 Spring Road, Suite 200, Oak Brook, IL 60523, telephone: (855) 247-RPAI (7724).

Participants in the Solicitation

KRG and RPAI and their respective trustees, directors and executive officers may be deemed to be participants in the solicitation of proxies from KRG’s shareholders and RPAI’s stockholders in connection with the proposed transaction. Information about KRG’s trustees and executive officers and their ownership of KRG’s common shares and units of limited partnership interest of Kite Realty Group, L.P. is set forth in KRG’s proxy statement for its Annual Meeting of Shareholders on Schedule 14A filed with the SEC on March 31, 2021. Information about RPAI’s directors and executive officers and their ownership of RPAI’s common stock is set forth in RPAI’s proxy statement for its Annual Meeting of Stockholders on Schedule 14A filed with the SEC on March 31, 2021. To the extent that holdings of KRG’s or RPAI’s securities have changed since the amounts reported in KRG’s or RPAI’s proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. ‘Refinitiv’ and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.	14